Kama Resources Inc.

Suite 1707-B, 17th Floor, CTS Center

219 Zhong Shan Wu Road

Guangzhou, China 510030

Tel. 8613808821282

Fax. 862083332588

March 3, 2010

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn : Mary Mills-Arpenteng

Special Counsel

Re:      Kama Resources Inc.

Registration Statement on Form S-1

Filed January 5, 2010

File No. 333-164206

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission.  Below are comments regarding the issues raised in their comment letter.

Front Cover Page of Registration Statement

1.       Thank you for this observation.  We will ensure that all future filings include this check mark.

Prospectus Cover Page

2.       I have modified the prospectus to indicate a minimum of 1,000,000 shares is required to meet the minimal amount of capital required to begin developing our product.

3.       I have modified the remaining sections to reflect this change.

4.       Dayong Sun is the current shareholder in question.

5.       Dealers will be advised of their prospectus delivery obligation

Summary of Our Offering

6.       I have made the changes requested.

7.       I have revised the prospectus accordingly to make this clearer.

Risk Factors

8.       I have corrected the erroneous errors in the document.  The prospectus should be consistent now.

Use of Proceeds

9.      I have modified the prospectus to include a 1,000,000 share minimum, the $10,000 raised should be sufficient to allow the company to operate for twelve months

Liquidity and Capital Resources

10.   The minimum amount of cash required is $10,000.  This is consistent with the minimum amount of shares that will need to be sold.

11.   I have located the error and revised accordingly.

Revenue

12.   Mr. Sun is only able to devote 20 hours per week due to his external employment requirements as a web designer at Qiming Information and Technology Co.  Should this venture meet the minimum amount of shares sold, he will restructure his time accordingly and put more additional hours per week into the business.  I have modified the Companys disclosure to reflect this.

Offices

13.   As of this time, we have no arrangements confirmed on the office space that the Company occupies.

Exhibit II-2

14.   I have made references to exhibits as required by Item 601 of Regulation S-K.

Sincerely,

-S-

Dayong Sun